INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	May 8, 2017

NOT FOR DISSEMINATION TO US WIRE SERVICES

Invictus MD announces $20,000,000 Bought Deal Private
Placement of Units

VANCOUVER, BC, May 8, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) announces it has determined not to proceed with its previously announced offering of convertible debentures as set forth in a news release dated April 20, 2017 and instead will proceed with an offering of units with the same underwriting syndicate. Canaccord Genuity Corp. and Eventus Capital Corp., as co-lead underwriters and joint-bookrunners, on behalf of a syndicate of underwriters (collectively, the "Underwriters"), have agreed to purchase, on a bought deal private placement basis, subject to adjustment pursuant to the Underwriters' Option (as hereinafter defined), 14,820,000 units of the Company (the "Units"), at a price of $1.35 per Unit (the "Offering Price") for aggregate gross proceeds of $20 million (the "Offering"). Invictus MD’s board of directors determined that completing an equity financing on the terms of the Offering aligns better with the Company’s strategic objectives than the previously announced convertible debenture financing.

Invictus MD has also granted the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 3,705,000 Units at the Offering Price, exercisable in whole or in part at any time for a period of 48 hours prior to the closing of the Offering. If the Underwriters' Option is exercised in full, the aggregate gross proceeds of the Offering will be $25 million.

Each Unit will be comprised of one common share of the Company and one half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will be exercisable to acquire one common share (a "Warrant Share") for a period of 18 months following the closing date of the Offering at an exercise price of $ 1.75 per Warrant Share. Net proceeds from the Offering will be used for expansion plans for the Company’s assets and for general working capital purposes.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

All securities issued or issuable under the Offering will be subject to a statutory hold period lasting four months and one day following the closing date.

Closing of the Offering is expected to occur on or about May 24, 2017 (the "Closing Date"). The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange.

“The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.”

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR located in both Alberta and Ontario, including Acreage Pharms Ltd. and AB Laboratories Inc. and Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; and the plans for completion of the Offering, expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "anticipates", "expects", "understanding", "has agreed to" or variations of such words and phrases or statements that certain actions, events or results "would", "occur" or "be achieved". Although Invictus has attempted to identify important factors that could affect Invictus and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, including, without limitation, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto are not satisfied. In making the forward-looking statements in this news release, Invictus has applied several material assumptions, including the assumptions that (1) the conditions precedent to completion of the Offering will be fulfilled so as to permit the Offering to be completed on or about June 1, 2017; (2) all necessary approvals will be obtained in a timely manner and on acceptable terms; and (3) general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Invictus does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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